Exhibit 2.5

STOCK PURCHASE AGREEMENT

dated as of April 1, 2009

by and among

REPUBLIC SERVICES, INC.,

CHAMBERS DEVELOPMENT OF NORTH CAROLINA, INC.,

ALLIED WASTE NORTH AMERICA, INC.

and

WASTE CONNECTIONS, INC.

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is executed and delivered effective as of April 1, 2009, by and among REPUBLIC SERVICES, INC., a Delaware corporation (“RSG”), ALLIED WASTE NORTH AMERICA, INC., a Delaware corporation (“Seller”), CHAMBERS DEVELOPMENT OF NORTH CAROLINA, INC., a North Carolina corporation (the “Company”) (RSG, Seller and the Company are sometimes referred to herein individually as a “Seller Party” and collectively as the “Seller Parties”), and WASTE CONNECTIONS, INC., a Delaware corporation (“Buyer”).

RECITALS

WHEREAS, Buyer, RSG and certain affiliates of Buyer and RSG are parties to that certain Amended and Restated Asset Purchase Agreement, dated as of April 1, 2009 (the “Asset Purchase Agreement”), which amends and restates that certain Asset Purchase Agreement executed and delivered effective as of February 6, 2009, by and among Buyer, RSG and the other signatories thereto (capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Asset Purchase Agreement);

WHEREAS, the Company owns and operates (i) the Anson County Landfill located at 375 Allied Road, Polkton, NC 28135 (the “Landfill”) and (ii) the solid waste disposal business conducted at the Landfill (the “Business”); and

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of the issued and outstanding shares of capital stock of the Company (the “Shares”), on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants in this Agreement and other good and valuable consideration, received to the full satisfaction of each of the parties, the parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES; CHAMBERS COMPANY ASSETS

1.1   Purchase and Sale of Shares.  On the terms and subject to the conditions set forth in this Agreement and the Asset Purchase Agreement, at the Closing, Buyer shall purchase from Seller, and Seller shall sell and deliver to Buyer, all of the Shares, free and clear of all Encumbrances.

1.2   Chambers Company Assets.  The Company’s right, title and interest that it possesses in and to the following assets, as the same shall exist as of the Closing Date, are referred to herein as the “Chambers Company Assets”:

(a)   The real property, improvements and fixtures owned by the Company, and the Company’s leasehold interests in certain real property and improvements, in each case which are listed on Schedule 1.2(a) (such owned and leased assets of the Company are referred to as the “Owned Real Property” and the “Leased Real Property,” respectively, and collectively as the “Real Property”);

(b)   The tangible personal property, including vehicles (“Rolling Stock”), owned or leased by the Company as of the Closing that is listed on Schedule 1.2(b);

(c)   Subject to Section 1.7:

(i)    all Contracts and other rights to provide disposal services to the active customers identified on Schedule 1.2(c)(i) at the Landfill (the accounts to service such customers at such disposal facilities are collectively referred to herein as the “Chambers Disposal Accounts,” and the Contracts or other rights to service the Chambers Disposal Accounts are collectively referred to herein as the “Chambers Disposal Contracts”); Schedule 1.2(c)(i): (i) identifies such Chambers Disposal Accounts by customer number, disposal volume, rate, type of waste stream and revenue as of the most recent month ended prior to the date hereof; (ii) will be updated within 5 Business Days prior to the Closing Date to identify the Chambers Disposal Accounts with respect to the Chambers Disposal Contracts as of such date by customer name, billing address, number, zip code, disposal volume, rate, type of waste stream and revenue as of the most recent month ended prior to the Closing Date; and (iii) will be updated within 5 Business Days following the Closing Date to identify all customer information relating to the final Chambers Disposal Accounts transferred as of the Closing Date, including customer name, billing address, number, zip code, disposal volume, rate, type of waste stream and revenue as of the most recent month ended prior to the Closing Date;

(ii)    The leases relating to the machinery, heavy equipment and materials handling equipment (in each case, other than Rolling Stock) (collectively, the “Equipment”) listed on Schedule 1.2(c)(ii) (collectively, the “Equipment Leases”);

(iii)   The real property-related leases, occupancy agreements, licenses or similar agreements, and any amendments thereto, listed on Schedule 1.2(c)(iii) (collectively, the “Real Estate Leases”);

(iv)   The additional Contracts listed on Schedule 1.2(c)(iv) (together with the Contracts listed on  Schedules 1.2(c)(i) through (iii), the “Specified Chambers Company Contracts”); and

(v)    The IP Rights listed on Schedule 1.2(c)(v).

(d)   All accounts receivable of the Company arising from the Chambers Disposal Accounts which will be listed on Schedule 1.2(d) (collectively, the “Accounts Receivable”), which schedule will be delivered by Seller to Buyer within 5 Business Days following the Closing Date, provided, however, that Accounts Receivable shall exclude any inter-company accounts receivable and accounts receivable of the Company related to any National Accounts;

(e)   The credits, deferred charges, prepaid expenses, deposits and other prepaid assets, other than those related to Taxes (except for any prepaid sales Taxes and property Taxes relating to the fixed assets included within the Assets), of the Company principally related to the Assets and listed and described on Schedule 1.2(e), which schedule will be attached by Seller hereto at Closing (collectively, the “Prepaid Assets”);

(f)   The computer hardware of the Company that is listed and described on Schedule 1.2(f);

(g)   Subject to Section 1.4(e), all Records;

(h)   All goodwill relating to the Business and the Chambers Company Assets;

(i)    All right, title and interest in and to the dedicated telephone and fax numbers, post office boxes and telephone listings of the Company listed on Schedule 1.2(i); and

(j)    All Permits related to the ownership, operation, management or use of the Chambers Company Assets that are owned by, issued to, or held by or otherwise benefiting the Company.

1.3   Certain Dispositions of the Company’s Assets.  Notwithstanding anything in this Agreement to the contrary, and subject to Article V and Section 6.9 of the Asset Purchase Agreement, Buyer agrees that the Company may acquire, dispose of (or, in the case of Chambers Disposal Accounts, experience additions to or attrition of) the Company’s assets in the ordinary course of business between the date hereof and the Closing Date and that such acquisitions or dispositions (or, in the case of Chambers Disposal Accounts, additions or attritions) shall not in any manner modify or limit Buyer’s obligations hereunder to purchase the Shares; provided, however, that such acquisitions, dispositions, additions or attritions shall not breach or violate the Republic/Allied Consent Decree or, individually or in the aggregate, have a Sellers’ Material Adverse Effect.

1.4   Excluded Assets.  Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that the Company’s assets shall exclude all assets other than the Chambers Company Assets (right, title and interest to which shall be transferred by the Company to Seller or its designee, on an “AS-IS,” “WHERE-IS,” AND “WITH ALL FAULTS” basis, at or prior to Closing or, to the extent such transfer cannot reasonably be accomplished prior to Closing, as promptly as practicable following the Closing) (collectively, the “Excluded Assets”), including without limitation the following.

(a)   All cash or cash equivalents on hand or held in any account of the Company (including all checking, savings, depository or other accounts);

(b)   All accounts receivable and notes receivable of the Company related to or arising out of transactions between the Company, on the one hand, and any Seller Companies, on the other hand;

(c)   All stock, membership interests, partnership interests or other ownership interests in any Seller Companies;

(d)   The Retained IP;

(e)   Any Records to the extent related to the Excluded Assets or the Excluded Liabilities  (including files relating to Taxes and personnel files);

(f)    All rights of the Company with respect to any Proceedings, causes of action and claims of every nature, kind and description relating to any Excluded Assets and not to any of the Chambers Company Assets, including all rights, claims, liens, rights of setoff, offset or recoupment, defenses, lawsuits, judgments and other claims or demands of any nature against third parties whether liquidated or unliquidated, fixed or contingent or otherwise;

(g)   All rights under any insurance policies of Seller, any Seller Companies or the Company, including any cash surrender value under any such insurance policies;

(h)   All claims for any refunds of Taxes and other governmental charges attributable to any period ending on or before the Closing Date;

(i)    All assets held under any employee benefit plans maintained by or for the benefit of the Company;

(j)    All prior title insurance policies and commitments, deeds and surveys covering any Real Property issued to, on behalf of or for the benefit of Seller, any Seller Companies or the Company;

(k)   Any computer hardware and software owned or leased by, or licensed to, the Company that is not listed on Schedule 1.2(f) (including all billing, route management and other software programs other than basic operating systems);

(l)     All rights, title and interest in any financial responsibility, financial assurance or similar mechanisms; and

(m)    Such other assets of the Company that are listed on Schedule 1.4(m).

1.5   Chambers Company Liabilities.  Subject to Article IX of the Asset Purchase Agreement, from and after the Closing, the Company shall pay, perform and discharge when due, the following Liabilities of the Company (the “Chambers Company Liabilities”):

(a)   All Liabilities arising under or pursuant to the Chambers Company Contracts, the Chambers Disposal Accounts and the Real Property;

(b)   All Liabilities for the customer deposits (the “Customer Deposits”) and deferred revenue obligations (the “Deferred Revenue”) listed on Schedule 1.5(b), which schedule will be attached by Sellers hereto at Closing;

(c)   Any and all Liabilities relating to the Assets with respect to Environmental Laws and Permits whether such Liabilities relate to periods preceding or following the Closing, including all closure/post-closure Liabilities with respect to the Assets (including such Permits) and all obligations under Applicable Laws (including Environmental Laws) to establish accruals for such Liabilities (the “Landfill Liabilities”);

(d)   All Liabilities for Taxes relating to the Chambers Company Assets accruing on or after the Closing Date, including Taxes relating to the Real Property (subject to the terms of Section 6.4 of the Asset Purchase Agreement and Section 6.19(c) of this Agreement);

(e)   All Assumed Severance and Retention Bonus Liabilities, in accordance with the terms of Section 6.13(b) of this Agreement;

(f)   All Liabilities listed on Schedule 1.5(f);

(g)   All other Liabilities which Buyer expressly agrees to cause the Company assume or otherwise pay, perform or discharge pursuant to this Agreement;

(h)   All payment and performance obligations due, payable or outstanding as of the Closing Date to the extent taken into account in the calculation of the Actual True-Up Amount under the Asset Purchase Agreement; and/or

(i)   Any other Liabilities (other than Excluded Liabilities) of any nature whatsoever, whether legal or equitable, or matured or contingent, arising out of or in connection with or related to the ownership, lease, operation, performance or use of the Chambers Company Assets after the Closing Date or the operation of the Business after the Closing Date.

1.6   Excluded Liabilities.  At the Closing, subject to Article IX of the Asset Purchase Agreement, neither the Company nor Buyer shall, by the execution and performance of this Agreement or otherwise, assume, become responsible for or incur the following Liabilities of the Company (except to the extent such Liabilities constitute Chambers Company Liabilities), which Seller shall assume at the Closing and shall agree to pay, perform and discharge when due (collectively, the “Excluded Liabilities”):

(a)    Except as provided in Section 6.5, and except if taken into account in the calculation of the Actual True-Up Amount under the Asset Purchase Agreement, any Liabilities of Seller or any Seller Companies for Taxes (i) for any Pre-Closing Period, whether or not assessed or currently due and payable, including any Taxes arising from the Business or the ownership, operation or use of the Landfill or the Company’s other assets or (ii) arising from making a §338(h)(10) Election;

(b)   Subject to the terms of Section 6.5, any Liabilities of Seller for expenses incurred in connection with the sale of the Shares pursuant to this Agreement;

(c)   Any inter-company payables between the Company and any Seller Company;

(d)   All Liabilities for accounts payable and other current liabilities owed or accruing (as determined in accordance with GAAP) prior to the Closing Date that do not constitute Chambers Company Liabilities;

(e)   Any Proceeding against any Seller Party or any subsidiary or Affiliate of any Seller Party (any such subsidiaries or Affiliates of Seller Parties are collectively referred to as the “Seller Companies”) related to the Business or the ownership, operation or use of any of the Company’s assets arising on or prior to the Closing Date (including any Proceeding set forth on Schedule 3.9 or Schedule 3.12 as of the date hereof and litigation which has been filed and with respect to which the Company or any Seller Company has received service of process as of the date hereof but excluding Proceedings relating to the Chambers Company Liabilities);

(f)    Subject to Section 6.4, any Encumbrances (other than Permitted Encumbrances) relating to the Business or the Chambers Company Assets;

(g)   Except for any Material Chambers Disposal Contracts and Assumed Severance and Retention Bonus Liabilities, any Liabilities arising from or related to (i) any employee wages or other benefits due to or required to be contributed in respect of any employees, directors or consultants of the Company on or prior to the Closing Date or (ii)  funding, contributions, benefits, payment obligations, fees or expenses, including “withdrawal liability,” arising from or relating to any Benefit Plans sponsored, made available, maintained, contributed to or required to be contributed to by any Seller Party or any Seller Company for the benefit of any current or former employee of any Seller Party or any Seller Company, it being expressly understood that, except for any Material Chambers Disposal Contracts and the Assumed Severance and Retention Bonus Liabilities, neither the Company nor Buyer are assuming any Benefit Plans of the Company or any other Seller Party; and

(h)   Subject to Section 1.5 (including without limitation Section 1.5(e)), any other Liabilities of any nature whatsoever, whether legal or equitable, or matured or contingent, arising out of or in connection with or related to the Company, the Business, the ownership, lease, operation, performance or use of the Landfill and the Company’s other assets or the employment of or compensation or provision of benefits to employees of the Company on or prior to the Closing Date that do not constitute Chambers Company Liabilities.

1.7   Asset Allocations.  If, at any time after the Closing Date, either RSG or Buyer determines in good faith that any Contract (whether or not an Assumed Contract, and including any Contract right related to a Chambers Disposal Account) relates both to the Chambers Company Assets and to assets, facilities or customers that are not included in the Chambers Company Assets, the parties will use their good faith efforts to enter into arrangements, including subcontracting arrangements, bifurcation arrangements, operating agreements and/or modifications of the applicable Contract, to allocate reasonably and fairly the benefits and burdens thereof based on the relationship of such Contract to the Chambers Company Assets and such assets, facilities or customers.  If, at any time prior to or after the Closing Date, either RSG or Buyer identifies any tangible personal property (whether or not listed on the schedules hereto), Contract right or other asset owned by the Company that RSG or Buyer, as the case may be, reasonably concludes in good faith (i) was not used or held in connection with the ownership or operation of the Chambers Company Assets during the Hold Separate Period and (ii) was inadvertently retained by the Company in error at the time the Shares were conveyed by Seller to Buyers, the parties will use good faith efforts to cause such tangible personal property, Contract right or other asset to be conveyed to Seller or an Affiliate of Seller or, if such conveyance is not reasonably practicable, to enter into other arrangements affording Seller or such Affiliate the benefit of such tangible personal property or Contract right.  If, at any time after the Closing Date, RSG or Buyer identifies any tangible personal property, Contract right (whether or not listed on the schedules hereto) or other asset not owned by the Company that that RSG or Buyer, as the case may be, reasonably concludes in good faith (i) was used or held in connection with the ownership or operation of the Chambers Company Assets during the Hold Separate Period, and (ii) was inadvertently not transferred to the Company in error prior to the time the Shares were conveyed  by Seller to Buyers, the parties will use good faith efforts to cause such tangible personal property, Contract right or other asset to be conveyed to a Buyer or an Affiliate of Buyer or, if such conveyance is not reasonably practicable, to enter into other arrangements affording Buyer or such Affiliate the benefit of such tangible personal property or Contract right.  Unless otherwise agreed, neither Buyer nor Seller shall be entitled to any additional compensation for any conveyances made pursuant to this Section 1.7.

ARTICLE II

PURCHASE PRICE AND CLOSING

2.1   Purchase Price.  At the Closing, the portion of the Purchase Price allocated to the Shares pursuant to Section 1.6 of the Asset Purchase Agreement (and subject to adjustment as provided therein), shall be deemed to have been paid to Seller in consideration for the Shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the disclosure schedules attached hereto (the “Chambers Company Disclosure Schedules”), subject to Section 6.9 of the Asset Purchase Agreement, the Seller Parties, jointly and severally, make the following representations and warranties to Buyer.  For the purposes of this Article III and any other representations and warranties herein, (i) matters reflected in the Chambers Company Disclosure Schedules are not necessarily limited to matters required by the Agreement to be reflected in the Chambers Company Disclosure Schedules, any additional matters are set forth in the Chambers Company Disclosure Schedules for informational purposes, and other matters of a similar nature are not necessarily included, (ii) any item or matter disclosed by Seller in any section or subsection of the Chambers Company Disclosure Schedules will also be deemed to be disclosed in any other sections or subsections of the Chambers Company Disclosure Schedules to the extent that it is reasonably apparent from the face of such disclosure that such item or matter is applicable or relates to such other sections or subsections and (iii) the Chambers Company Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement.  It is understood and agreed that the inclusion of any specific item in the Chambers Company Disclosure Schedules is not intended to imply that such items so included or other items are or are not material.

3.1   Organization and Qualification; Authority; Binding Effect.

(a)   Each Seller Party is duly organized, validly existing and in good standing under the laws of the state of its organization or formation.  Each Seller Party is duly authorized, qualified and licensed under all Applicable Laws to carry on its business in the places and in the manner in which its business is presently conducted, except for where the failure to be so authorized, qualified or licensed would not have a Sellers’ Material Adverse Condition.  The Company has full power and authority to own or lease its assets, as applicable, and to carry on the Business as now conducted.

(b)   Each Seller Party has full power and, subject to obtaining any consents required hereunder, authority (including full corporate or other entity power and authority) to enter into this Agreement and the Ancillary Agreements to which it is a party, to consummate the Transactions and to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party.

(c)   The execution, delivery and performance of this Agreement and the Ancillary Agreements by the Seller Parties are within their respective corporate rights, powers and authority and such actions have been approved by each Seller Party’s board of directors, and no other proceedings on the part of the Seller Parties will be necessary to authorize the execution and delivery of this Agreement and the Ancillary Agreements or the consummation by the Seller Parties of the Transactions and the performance of their obligations under this Agreement and the Ancillary Agreements to which they are parties.  This Agreement has been, and the Ancillary Agreements to which the Seller Parties are parties when executed and delivered will be, duly and validly executed and delivered by the Seller Parties.  This Agreement is, and the Ancillary Agreements to which the Seller Parties are parties when executed and delivered will be (assuming the due authorization, execution and delivery of Buyer), the valid and legally binding agreement of each Seller Party, enforceable against such Seller Party in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and the effects of general principles of equity.

3.2   Capitalization; Ownership of Shares; Subsidiaries.

(a)   The authorized capital stock of the Company consists of 100 shares of common stock, of which 100 shares are issued and outstanding and held of record and beneficially owned by Seller.  Seller is the owner, beneficially and of record, of all such issued and outstanding capital stock.  All of the shares of Shares are validly issued, fully paid and nonassessable and were not issued in violation of the Company’s Organizational Documents, any preemptive or similar rights, or Applicable Law.

(b)   Neither Seller nor the Company is a party to, nor is any of the Shares subject to, any option, warrant, purchase right, right of first refusal, co-sale right or other written or oral contract, note, bond, mortgage, instrument, lien, security interest, restriction, pledge or other Encumbrance, agreement or commitment of any kind (other than this Agreement) relating to the Shares in any way.  No option, warrant, call, conversion or other right or commitment of any kind (including any of the foregoing created in connection with any indebtedness of the Company) exists that obligates the Company to issue any of its authorized but unissued capital stock or other equity interest or that obligates Seller to transfer any of the Company’s capital stock to any Person.  Neither Seller nor the Company is a party to, nor are the Shares subject to, any shareholders agreement, voting trust, proxy or other agreement or understanding with respect to the voting of any of the Shares.

(c)   The Company does not own any equity interest in, or control, directly or indirectly, any Person.

(d)   The Company has not granted any power of attorney (except routine powers of attorney relating to representation before governmental agencies) or entered into any agency or similar agreement whereby a third party may bind or commit the Company in any manner.

(e)   The corporate minute books and stock ledgers of the Company (i) have been made available to Buyer and its agents; and (ii) are materially accurate and complete.

3.3   Consents and Approvals; No Violation.  Except (a) as set forth in Schedule 3.3, (b) for the terms of the Republic/Allied Consent Decree, and (c) for such matters that would not reasonably be expected to have a Sellers’ Material Adverse Condition, the execution, delivery and performance of this Agreement and the Ancillary Agreements, the consummation of the Transactions and the fulfillment of the terms of this Agreement and the Ancillary Agreements by the Seller Parties do not and will not, after the giving of notice or lapse of time or otherwise:

(a)   conflict with, or result in a breach or violation of, their Organizational Documents;

(b)           result in the creation or imposition of any Encumbrance on any of the Company’s assets;

(c)           except for any notices, consents or approvals required under the HSR Act or Environmental Permits, (i) require the Seller Parties to obtain the consent or approval of, any Governmental Authority or other third Person (including, with respect to the transfer of any Permits), or (ii) conflict with, result in a material breach of or default under or give rise to any material right of termination, cancellation or acceleration of, or to a material loss of any benefit to which the Company is entitled under, any Specified Chambers Company Contract; or

(d)           conflict with, violate or result in a breach of or default under any Applicable Law to which the Seller Parties are bound or to which the Company’s assets are subject.

3.4   Compliance with Laws; Permits.

(a)           Except as set forth in Schedule 3.4(a) and except for such matters that would not reasonably be expected to have a Sellers’ Material Adverse Condition, (i) the Company and the Business are operating, and the Company’s assets are being maintained and operated, in compliance with all Applicable Laws, (ii) the Seller Parties are not involved in any Proceeding relating to the Company’s assets or the Business seeking to impose fines or penalties or seeking injunctive relief for violation of any Applicable Laws and Permits, nor has any Person asserted in writing that any the Company has violated or is in violation of Applicable Laws, and (iii) there is no pending or, to Seller’s Knowledge, threatened Proceeding or other form of material review relating to the Company, the Company’s assets or the Business with respect to any Applicable Law or Permit.

(b)           To Seller’s Knowledge, the Permits listed on Schedule 3.4(b) comprise all material Permits (excluding Environmental Permits) necessary to enable the Company to own and use the Company’s assets and conduct the Business as currently conducted.  Except as set forth on Schedule 3.4(b), the Company is in compliance with the terms and conditions of all such Permits, except for such failures which would not reasonably be expected to have a Sellers’ Material Adverse Condition, and no Proceedings are pending or, to Seller’s Knowledge, threatened that may result in the revocation, cancellation, suspension, limitation or adverse modification of any of the same.  Except for matters that would not reasonably be expected to have a Sellers’ Material Adverse Condition, there are no defects in any of such Permits.  All of the Permits are currently valid, in good standing and in full force and effect in all material respects, except for such failures which would not reasonably be expected to have a Sellers’ Material Adverse Condition.  To Seller’s Knowledge, there are no material defects in any of the Permits, except for such defects which would not reasonably be expected to have a Sellers’ Material Adverse Condition.

3.5   Chambers Company Assets; Personal Property.  Except for such matters that would not reasonably be expected to have a Sellers’ Material Adverse Condition: (a) the Chambers Company Assets are either owned or leased by the Company; (b) at the Closing, upon the consummation of the Transactions, the Company shall have good and marketable title to or valid leasehold interests in the personal property Chambers Company Assets, free and clear of all Encumbrances (other than Encumbrances created by Buyer, Permitted Encumbrances and the Blanket Liens that will be released as provided in Section 6.11); (c) except as set forth in Schedule 3.5(c), the Equipment is in operating condition in all material respects, ordinary wear and tear excepted; and (d) except as set forth in Schedule 3.5(d), the automobiles, trucks, fork lifts, construction vehicles and other motor vehicles and the attachments, accessories and materials handling equipment comprising the Rolling Stock are in operating condition in all material respects, ordinary wear and tear excepted.

3.6   Real Property.

(a)          Except for the Permitted Encumbrances, as set forth on Schedule 3.6(a), or the requirements listed in the Title Commitment, the Company has good and marketable indefeasible fee simple title to the Owned Real Property and, to Sellers’ Knowledge, a legal, valid, binding and enforceable leasehold interest in the Leased Real Property, free and clear of all Encumbrances, subject to Encumbrances by Buyer.

(b)          Except for the Permitted Encumbrances, the Blanket Liens that will be released as provided in Section 6.11, as set forth on Schedule 3.6(b):

(i)    Except for matters that would not reasonably be expected to have a Sellers’ Material Adverse Condition, there are no Proceedings pending and brought by or, to Seller’s Knowledge, threatened by, any third party which would reasonably be expected to result in a material change in the allowable uses of the Real Property;

(ii)    The Company has not leased or otherwise granted a present or future right to possession or occupancy or use of all or any part of the Owned Real Property;

(iii)   There are no outstanding options, rights of first offer or rights of first refusal to purchase, right to acquire or right to lease the Owned Real Property or, to Seller’s Knowledge, the Leased Real Property or any portion thereof;

(iv)   Except for matters that would not reasonably be expected to have a Sellers’ Material Adverse Condition, Seller has delivered to Buyer true and complete copies of all Real Estate Leases, and in case of any oral Real Estate Lease, a summary of the material terms of such Real Estate Lease.  Neither the Company nor, to Seller’s Knowledge, the landlords, are in material breach or default under any Real Estate Lease that has not been cured, and no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a breach or default or would permit the termination, modification or acceleration of rent under such Real Estate Lease;

(v)   Except for matters that would not reasonably be expected to have a Sellers’ Material Adverse Condition, there are no Proceedings (including condemnation or eminent domain proceedings) pending or, to Seller’s Knowledge, threatened against all or any part of the Real Property;

(vi)   Except for matters that would not reasonably be expected to have a Sellers’ Material Adverse Condition, the Company has not received any written notice of (A) any material violation of any applicable zoning ordinance, building code, use or occupancy restriction, covenant, condition or restriction of record or any other violation of Applicable Law relating to the Real Property or the improvements thereon or (B) any material pending special assessments affecting all or any part of the Real Property (except as shown on the Title Commitment); and

(vii)   To Seller’s Knowledge, there are no unrecorded material contracts, leases, easements or other agreements, rights or claims of third parties affecting the use, title, access to, occupancy or development of the Owned Real Property.

(c)          Neither Seller nor any Seller Company (directly or indirectly) owns or has any interest in or any rights to acquire, lease or otherwise use any land or other real property that (i) is situated within a 1-mile radius of the Landfill and (ii) would be reasonably expected to interfere with the Company’s or Buyer’s prospective ownership, use, operation or expansion of the Landfill.

3.7   Contracts.

(a)          Listed on Schedule 3.7(a) is a complete and accurate list of each disposal agreement under which the Company billed revenues for the 12 months ended December 31, 2008 equal to or greater than $500,000 (the “Material Chambers Disposal Contracts”).

(b)          The Company is in compliance with all Material Chambers Disposal Contracts, except where the failure to comply would not reasonably be expected to result in a Sellers’ Material Adverse Condition, and, to Seller’s Knowledge, all Material Chambers Disposal Contracts are in full force and effect in all material respects and are valid, binding and enforceable against the Company in accordance with their respective provisions.  The Company has not received any written notice that any Person intends or desires to modify, waive, amend, rescind, release, cancel or terminate any Material Chambers Disposal Contracts.

3.8   Taxes.  Except as set forth on Schedule 3.8 or for matters that would not, individually or in the aggregate, reasonably be expected to have a Sellers’ Material Adverse Condition:

(a)   The Company, either separately or as a member of an Affiliated Group, (i) has completed and timely filed all Tax Returns required to be filed with any Tax authority for any Pre-Closing Period and (ii) has paid (or has had paid on its behalf) all Taxes shown as due and payable thereon.  Such Tax Returns accurately reflect all Taxes due and payable with respect to the periods covered by them.  There are no Encumbrances for Taxes other than Encumbrances for Taxes not yet due and payable.

(b)   There is no actual, pending or, to Seller’s Knowledge, threatened claim, audit, investigation, dispute or other proceeding concerning any Taxes of the Company that may result in a material Encumbrance against the Company.

(c)   The Company has withheld or paid, with respect to its employees, all federal and state income Taxes, Taxes pursuant to the Federal Insurance Contribution Act, Taxes pursuant to the Federal Unemployment Tax Act and other Taxes required to be withheld.

(d)   The Company is not party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement (other than such agreements existing as of the date hereof between current members of the Company’s Affiliated Group, which such agreements shall be terminated immediately prior to the Closing insofar as they relate to the Company).

(e)   To the Knowledge of the Seller, the Company is in full compliance with all terms and conditions of any Tax exemptions, Tax holiday or other Tax reduction agreement or order of a territorial or foreign government and the consummation of this Agreement will not have any material adverse effect on the continued validity and effectiveness of any such Tax exemptions, Tax holiday or other Tax reduction agreement or order.

(f)    The Company has not with respect to any open taxable period applied for and been granted permission to adopt a change in its method of accounting requiring adjustments under Section 481 of the Code or comparable state or foreign law.

3.9   Litigation.  Except as set forth on Schedule 3.9 and except for matters that would not reasonably be expected to have a Sellers’ Material Adverse Condition, (a) there are no Proceedings pending or, to Seller’s Knowledge, threatened against the Company, the Shares, the Business or the Company’s assets, at law or in equity, before any federal, state or local court or regulatory agency or other Governmental Authority, (b) there are no existing orders, judgments or decrees of any Governmental Authority affecting the Company, the Business, or any of the Company’s assets, nor, to Seller’s Knowledge, are there any such orders, judgments or decrees threatened, and (c) there are no Proceedings pending or, to Seller’s Knowledge, threatened, against the Company that could result in an Encumbrance on any of the Real Property.

3.10   Conduct of Business Since December 4, 2008.  Except for matters that would not reasonably be expected to result in a Sellers’ Material Adverse Condition, since December 4, 2008, the Company has operated the Business and the Company’s assets in accordance with the Republic/Allied Consent Decree.

3.11   Environmental Compliance; Hazardous Materials.

(a)   Except as set forth in Schedule 3.11(a) or for matters that would not reasonably be expected to have a Sellers’ Material Adverse Condition:

(i)   To Seller’s Knowledge, the Company, its assets, including the Landfill, and the Business are being operated in compliance with all Environmental Laws and Environmental Permits;

(ii)    To Seller’s Knowledge, during the period that the Company has operated the Chambers Company Assets, there have been no Releases of any Hazardous Materials into the environment or onto or under any Owned Real Property or Leased Real Property in connection with the ownership or operation of the Business or the Company’s assets, except in compliance with all Environmental Laws;

(iii)   No portion of the Owned Real Property is on a CERCLA, CERCLIS or RCRIS list or the National Priorities List of Hazardous Waste Sites or any similar list or database maintained by the State of North Carolina, and the Company is not listed as, nor has it been notified that it is a “potentially responsible person” with respect to the Landfill, the operation of the Business or the Company’s other assets; and

(iv)   No Encumbrances with respect to a Release have been imposed against or on any of the Chambers Company Assets under CERCLA, any comparable state statute or other Applicable Law.

(b)   Except as set forth in Schedule 3.11(b) or for matters that would not reasonably be expected to have a Sellers’ Material Adverse Condition, with respect to the Company’s assets, (i) the Company has not received any written notice or other written communication from any Governmental Authority or unaffiliated third Person alleging or relating to the investigation of any alleged (A) violation of Environmental Law or (B) liability or potential liability for any Release, other than, in each case, those that have been fully resolved without further liability or obligation to the Company, (ii) there is no Proceeding pending or, to Seller’s Knowledge, threatened against either the Company or any of its assets relating to a violation or failure to comply with Environmental Law or involving remediation of any condition of any Real Property pursuant to any Environmental Law, and (iii) there are no matters, circumstances or violations of any Environmental Permits the effect of which would prevent the Company from continuing to operate the Business as presently conducted and operate and use the Company’s assets for their intended purposes.

(c)   Schedule 3.11(c) contains a complete list of all of the Company’s material Environmental Permits. Such Environmental Permits comprise all of the Environmental Permits required to operate the Business and the Company’s assets as currently operated, and the Company is in compliance with each such Environmental Permit, except for where the failure to have, or be in compliance with, such Environmental Permits would not have a Sellers’ Material Adverse Condition.

(d)   The representations and warranties made in this Section 3.11 are the sole and exclusive representations and warranties of Seller (or any Seller under the Asset Purchase Agreement) as to the Company with respect to environmental matters.

3.12   Employment and Labor Matters.

(a)    Schedule 3.12(a), when delivered by the Company to Buyer within 20 Business Days before the Closing, will list all of the Company’s employees, including any employees who are out on leave (collectively, the “Company Employees”), together with each such person’s (i) employment type or classification, (ii) compensation, including hourly or monthly base compensation and any bonus to which the employee is entitled, (iii) date of hire, and (iv) contact information, tax identification number and driver’s license number (for each driver of Company’s motor vehicles only).  Prior to Closing, the Company will deliver to Buyer as Schedule 3.12 copies of all employment agreements with such Company Employees.

(b)    Schedule 3.12(b), when delivered by Seller to Buyer reasonably promptly following the Closing, will list, for each Company Employee of the Company who is employed as of the Closing, the following information for the period from January 1, 2009 through the end of the last pay period prior to the Closing: (i) gross earnings; (ii) federal income taxes withheld; (iii) state income taxes withheld; (iv) state unemployment and disability taxes withheld; (v) federal unemployment taxes withheld; (v) FICA taxes withheld; and (vi) 401(k) contributions withheld.

(c)    Except as set forth in Schedule 3.12(c), (i) the Company is not a party to any collective bargaining agreement and (ii) within the last 3 years, the Company has not experienced any material labor disputes, union organization attempts or any work stoppage due to labor disagreements.  Except as set forth in Schedule 3.12(c) or for matters that would not reasonably be expected to have a Sellers’ Material Adverse Condition, the Company is not a party to any agreement for the provision of consulting or other professional services which is not cancelable without penalty on less than 30 days’ notice.

(d)    Except to the extent set forth in Schedule 3.12(d) or for matters that would not reasonably be expected to have a Sellers’ Material Adverse Condition, (i) there is no unfair labor practice charge or complaint against the Company pending or, to Seller’s Knowledge, threatened, (ii) there is no labor strike, dispute, request for representation, slowdown or stoppage actually pending or, to Seller’s Knowledge, threatened against or affecting the Company, (iii) no question concerning labor representation has been raised to the Company or, to Seller’s Knowledge, is threatened respecting the Company Employees, (iv) no grievance, nor any arbitration proceedings arising out of or under collective bargaining agreements, is pending or, to Seller’s Knowledge, threatened, (v) there are no administrative charges, court complaints or threatened complaints against the Company concerning alleged employment discrimination or other employment related matters pending or, to Seller’s Knowledge, threatened before the U.S. Equal Employment Opportunity Commission, the U.S. Department of Labor or any other Governmental Authority, (vi) the Company has complied with all applicable labor and employment laws, (vii) the Company is not liable for any arrears of wages or any penalty for failure to comply with any of the foregoing and is not liable for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits for employees (other than routine payments to be made in the normal course of business and consistent with past practice), and (viii) there are no pending or, to Seller’s Knowledge, threatened charges, complaints, claims or grievances alleging wage and hour violations including allegations of unpaid hours worked, unpaid wages, unpaid overtime, or violations of meal periods or break period rules, regulations or statutes.

3.13   Bank and Credit Card Accounts.

(a)   Schedule 3.13(a) is a complete and accurate list of:

(i)    the name of each bank in which the Company has accounts or safe deposit boxes;

(ii)   the name(s) in which the accounts or boxes are held;

(iii)    the type of account; and

(iv)    the name of each person authorized to draw thereon or have access thereto.

(b)   Schedule 3.13(b) is a complete and accurate list of:

(i)    each active credit card or other charge account issued to the Company; and

(ii)   the name of each person to whom such credit cards or other charge accounts have been issued.

3.14   Benefit Plans.

(a)    Schedule 3.14(a) lists each employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation right or other stock-based incentive, severance, change-in-control or termination pay, hospitalization or other medical, disability, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement and each other employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by the Company, or by any trade or business, whether or not incorporated (an “ERISA Affiliate“), that together with the Company would be deemed a “single employer” within the meaning of Section 400l(b)(l) of the Employment Retirement Income Security Act of 1974, as amended (“ERISA“), or treated as a single employer under Section 414(b), (c) or (m) of the Code for the benefit of any current or former employee, independent contractor or director of the Company (the “Plans“).  Schedule 3.14(a) identifies each of the Plans that is an “employee welfare benefit plan,” or “employee pension benefit plan” as such terms are defined in Sections 3(1) and 3(2) of ERISA (the “ERISA Plans“).  Except for amendments that are required for the Plans to meet the requirements of applicable law, tax-qualified status under Section 401(a) of the Code, or regulatory guidance, neither the Company nor any ERISA Affiliate has any formal plan or commitment, whether legally binding or not, to create any additional Plan or modify or change any existing Plan that would affect any current or former employee, independent contractor or director of the Company.

(b)   With respect to each of the Plans, true and complete copies of the most recent Summary Plan Description (“SPD“), together with all Summaries of Material Modification issued with respect to such SPD, if required under ERISA, with respect to each ERISA Plan, and all other material employee communications relating to each ERISA Plan, and written descriptions of all other Plans have been made available to Buyer.

(c)   Neither the Company nor any ERISA Affiliate has incurred any liability under Title IV of ERISA that has not been satisfied in full, and, to the Company’s Knowledge,  no condition exists that presents a material risk to the Company of incurring any liability under such Title.  This representation applies to Sections 4064, 4069 or 4204 of Title IV of ERISA, and it is made not only with respect to the ERISA Plans but also with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which the Company or any current or former ERISA Affiliate made, or was required to make, contributions during the past six (6) years.

(d)   To the Company’s Knowledge, (i) the PBGC has not instituted proceedings pursuant to Section 4042 of ERISA to terminate any of the ERISA Plans subject to Title IV of ERISA, and (ii) no condition exists that presents a material risk that such proceedings will be instituted by the PBGC.

(e)   With respect to each of the ERISA Plans that is subject to Title IV of ERISA, the present value of accumulated benefit obligations under such Plan, as determined by the Plan’s actuary based on the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Plan’s actuary with respect to such Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Plan allocable to such accumulated benefit obligations.

(f)    The Company has not engaged in a transaction or taken or failed to take any action in connection with which the Company could be subject to any material liability for either a civil penalty assessed pursuant to Section 409, 502(i) or 502(l) of ERISA, or a tax imposed pursuant to Section 4975(a) or (b), 4976 or 4980B of the Code.

(g)   All contributions and premiums that the Company and each ERISA Affiliate is required to pay under the terms of each of the ERISA Plans and Section 412 of the Code, have, to the extent due, been paid in full or properly recorded on the financial statements or records of the Company, and none of the ERISA Plans or any trust established thereunder has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the ERISA Plans ended prior to the date of this Agreement.  No lien has been imposed under Section 412(n) of the Code or Section 302(f) of ERISA on the assets of the Company or any ERISA Affiliate, and, to the Company’s Knowledge, no event or circumstance has occurred that is reasonably likely to result in the imposition of any such lien on any such assets on account of any ERISA Plan.

(h)   With respect to any ERISA Plan that is a “multi-employer plan,” as such term is defined in Section 3(37) of ERISA, (i) to the Company’s Knowledge, neither the Company nor any ERISA Affiliate has, since September 26, 1980, made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Sections 4203 and 4205 of ERISA, (ii) to the Company’s Knowledge, no event has occurred that presents a material risk of a complete or partial withdrawal, (iii) neither the Company nor any ERISA Affiliate has any contingent liability under Section 4204 of ERISA, and (iv) to the Company’s Knowledge, no circumstances exist that present a material risk that any such multi-employer plan will go into reorganization.

(i)    Each of the Plans has been operated and administered in all material respects in accordance with its terms and applicable laws, including but not limited to ERISA and the Code.

(j)    Each of the ERISA Plans that is intended to be “qualified” within the meaning of Code section 401(a) is so qualified.

(k)   No amounts payable under any of the Plans or any other contract, agreement or arrangement with respect to which the Company may have any liability could fail to be deductible for federal income tax purposes by virtue of Section 162(m) or Section 280G of the Code.

(l)   No Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of the Company after retirement or other termination of service (other than (i) coverage mandated by applicable laws, (ii) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of the Company, or (iv) benefits, the full direct cost of which is borne by the current or former employee (or beneficiary thereof)).

(m)   Except as specifically provided herein, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (i) entitle any current or former employee, officer or director of the Company to severance pay, unemployment compensation or any other similar termination payment, or (ii) accelerate the vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer or director.

(n)    There are no pending or, to the Company’s or the Shareholders’ knowledge, threatened or anticipated claims by or on behalf of any Plan, by any current or former employee or beneficiary under any such Plan or otherwise involving any such Plan (other than routine claims for benefits).

(o)    All stock options, stock appreciation rights or other equity based awards issued or granted by the Company are in material compliance with Code Section 409A.  Each “nonqualified deferred compensation plan” (as such term is defined in Code Section 409A and the guidance thereunder) under which the Company makes or is obligated to make payments is in good faith operational compliance with the requirements of Code Section 409A and the guidance thereunder.  No payment to be made by the Company is or will be subject to penalties of Code Section 409A.

3.15    Parachute Payments.  No payment made to any employee, officer, director or independent contractor of the Company (the “Recipient“) as a result of the sale of Shares pursuant to this Agreement and pursuant to any employment contract, severance agreement or other arrangement (“Golden Parachute Payment“) will be nondeductible by the Company because of the application of Code section 280G to the Golden Parachute Payment, will result in excise tax under Code section 4999, and the Company will not be required to compensate any Recipient of a Golden Parachute Payment because of the imposition of an excise tax (including any interest or penalties related thereto) on the Recipient by reason of Code sections 280G or 4999

3.16    No Broker’s or Finder’s Fees.  Except as set forth on Schedule 3.16, no agent, broker, investment banker, finder, financial advisor or other Person is or will be entitled to any brokerage commissions, finder’s fees or similar compensation in connection with the Transactions based on any agreement, arrangement or understanding made by or on behalf of the Company, Seller or any Affiliate thereof or to which the Company, Seller or any Affiliate thereof is subject.

3.17    Indebtedness.  The Company as of the Closing Date does not have any Indebtedness other than that which is an Excluded Liability.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in Buyer’s Disclosure Schedules, Buyer makes the following representations and warranties to the Seller Parties.  For the purposes of this Article IV and any other representations and warranties herein, (i) matters reflected in Buyer’s Disclosure Schedules are not necessarily limited to matters required by the Agreement to be reflected in Buyer’s Disclosure Schedules, any additional matters are set forth in Buyer’s Disclosure Schedules for informational purposes, and other matters of a similar nature are not necessarily included, (ii) any item or matter disclosed by Buyer in any section or subsection of Buyer’s Disclosure Schedules will also be deemed to be disclosed in any other sections or subsections of Buyer’s Disclosure Schedules to the extent that it is reasonably apparent from the face of such disclosure that such item or matter is applicable or relates to such other sections or subsections and (iii) Buyer’s Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement.  It is understood and agreed that the inclusion of any specific item in Buyer’s Disclosure Schedules is not intended to imply that such items so included or other items are or are not material.

4.1    Organization and Qualification.  Buyer is duly organized, validly existing and in good standing under the laws of the state of its incorporation.

4.2    Authority; Binding Effect.

(a)   Buyer has full power and, subject to obtaining any consents required hereunder, authority (including full corporate or other entity power and authority) to enter into this Agreement and the Ancillary Agreements to which it is a party, to consummate the Transactions and to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party.

(b)   The execution, delivery and performance of this Agreement and the Ancillary Agreements by Buyer is within its corporate rights, powers and authority and such actions have been approved by Buyer’s board of directors, and no other proceedings on the part of Buyer will be necessary to authorize the execution and delivery of this Agreement and the Ancillary Agreements or the consummation by Buyer of the Transactions and the performance of their obligations under this Agreement and the Ancillary Agreements to which they are parties.  This Agreement is, and the Ancillary Agreements to which Buyer are parties when executed and delivered will be (assuming the due authorization, execution and delivery of each by the Seller Parties), the valid and legally binding agreement of Buyer, enforceable against Buyer in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and the effects of general principles of equity.

4.3   Consents and Approvals; No Violation.  Except as set forth in Schedule 4.3, the execution, delivery and performance of this Agreement and the Ancillary Agreements, the consummation of the Transactions and the fulfillment of the terms of this Agreement and the Ancillary Agreements by Buyer do not and will not:

(a)   conflict with, or result in a breach or violation of, their Organizational Documents;

(b)   result in the creation or imposition of any Encumbrance on the Company’s assets;

(c)   except for any notices, consents or approvals required under the HSR Act, (i) require Buyer to obtain the consent or approval of, any Governmental Authority or other third Person (including with respect to the transfer of any Permits), or (ii) constitute a material default under or give rise to any material right of termination, cancellation or acceleration of, or to a material loss of any benefit under, any contract, agreement, arrangement or instrument to which Buyer is a party or by which Buyer or any of its properties or assets may be bound; or

(d)   conflict with, or result in a material breach of or default under any Applicable Law to which Buyer is bound or its material assets are subject.

4.4   Litigation.  There are no Proceedings pending or, to Buyer’s Knowledge, threatened against Buyer that would reasonably be expected to have a Buyer’s Material Adverse Effect or to otherwise interfere with the consummation of the Transactions, at law or in equity, before any federal, state or local court, regulatory agency or other Governmental Authority.

4.5   No Broker’s or Finder’s Fees.  No agent, broker, investment banker, finder, financial advisor or other Person is or will be entitled to any brokerage commissions, finder’s fees or similar compensation in connection with the Transactions based on any agreement, arrangement or understanding made by or on behalf of Buyer or any Affiliate thereof or to which Buyer or any Affiliate thereof is subject.

4.6   Available Funds.  As of the date of this Agreement, Buyer has sufficient funds to pay the full Purchase Price payable hereunder at the Closing.  Buyer will have sufficient funds to pay the full Purchase Price payable hereunder at the Closing.

4.7   Investment Purpose.  Buyer is acquiring the Shares for investment for its own account and not with a view to the sale or distribution of any part thereof within the meaning of the Securities Act and any state “blue sky” securities laws.  Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment.  Buyer is an “accredited investor” as defined by the Securities Act and the rules and regulations promulgated thereunder.  Buyer will not sell, transfer, pledge or otherwise dispose of any of the Shares except in compliance with the Securities Act and any state “blue sky” securities laws or pursuant to an exemption provided thereunder.  Buyer acknowledges that (i) the Shares have not been registered in the United States or in any state, (ii) the transaction contemplated by this Agreement is being consummated in reliance on an exemption from the registration provisions of both federal and state law, and that the availability of said exemption(s) depends in part on Buyer’s investment intent and the accuracy of this representation, and (iii) the Shares received by Buyer may not be resold in the United States unless registered or an applicable exemption from registration is available.

ARTICLE V

CONDUCT OF BUSINESS PRIOR TO CLOSING

5.1   Activities of the Company Prior to Closing.  Except (a) as permitted by the terms of this Agreement, (b) as required by the terms of the Republic/Allied Consent Decree, and (c) for actions taken by the Company to divest itself of the Excluded Assets, between the date of this Agreement and the earlier of the Closing or the termination of this Agreement, the Company shall own and/or operate the Landfill and the Business in the ordinary and usual course of business consistent with past practice, provided, however, that the Company shall have no obligation to purchase any vehicles, purchase any yellow iron or (except as provided in Schedule 5.1) engage in any long-term landfill cell development or otherwise incur any material capital expenditures with respect to the Landfill or the Business pursuant to this Section 5.1 or otherwise.  Without limiting the generality of the foregoing, the Seller Parties agree that, between the date of this Agreement and the earlier of the Closing or the termination of this Agreement, except as provided by the terms of this Agreement, they shall (a) cause the Company to own and operate the Landfill and the Business in compliance with the Republic/Allied Consent Decree, (b) use commercially reasonable efforts to preserve intact and keep available the services of the Company Employees listed on Schedule 6.13(a) (but shall be free to terminate or transfer the employment relationships with Company Employees who are not listed on Schedule 6.13(a)), and (c) use commercially reasonable efforts to maintain relationships in the ordinary course of business with suppliers, customers, consultants, independent contractors, government agencies, communities and others having business relations with the Company in the operation of the Landfill and the Business.

5.2   Activities of Buyer Prior to Closing.  Between the date of this Agreement and the earlier of the Closing or the termination of this Agreement, except as contemplated by this Agreement, Buyer shall not, directly or indirectly, (a) engage in any practice, take any action, fail to take any action or enter into any transaction which could reasonably be expected to cause any representation or warranty of Buyer in this Agreement to be untrue or inaccurate or result in a breach of any covenant made by Buyer in this Agreement or (b) take any actions that would reasonably be likely to materially prevent or delay the consummation of the Transactions.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1   Additional Agreements.  Subject to the terms and conditions herein provided, but subject to the obligation to act in good faith, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions and to cooperate with each other in connection with the foregoing, including the taking of such commercially reasonable actions as are necessary to (a) obtain any necessary consents, approvals, orders, exemptions and authorizations by or from any public or private third party, including any that are required to be obtained under any Applicable Laws or any Material Chambers Disposal Contracts or Permits, (b) defend all Proceedings challenging this Agreement or the consummation of the Transactions, (c) effect all necessary registrations and other filings and submissions of information requested by a Governmental Authority, including Environmental Permits and (d) use its best efforts to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Transactions.  For so long as the terms of the Republic/Allied Consent remain in effect, the Seller Parties agree not to undertake, directly or indirectly, any challenges to any Permits (including Environmental Permits) relating to the operation of the Landfill or the Business.

6.2   Access to Information; Confidentiality; Real Property Access.  Subject to compliance with Applicable Laws, the Seller Parties shall afford to Buyer reasonable access during normal business hours during the period prior to the Closing to all of the Company’s properties, books, contracts, commitments, personnel and Records, and all other information concerning the Landfill and the Business as Buyer may reasonably request and receive consistent with the provisions of Applicable Law.  All information exchanged with Buyer pursuant to this Section 6.2 shall be subject to the confidentiality agreement, dated November 6, 2008, between RSG and Buyer (the “Confidentiality Agreement”).  Without limiting the generality of the foregoing, Buyer shall have the right to conduct Phase I environmental investigations of the Real Property, and may conduct Phase II investigations upon the Company’s prior written consent, which may not be unreasonably withheld or delayed.  Any access to the Real Property requested by Buyer pursuant to this Section 6.2 shall be granted in accordance with an access agreement containing customary terms and conditions to be agreed upon by the parties.  All access and testing shall be coordinated with the Company, and Buyer and its agents and employees shall not enter the Real Property or perform inspections or meet with employees unless accompanied by a representative of the Company.  The Company shall have the right to delay access or testing until such time that the access or testing, in the reasonable judgment of the Company, will not materially interfere with the operations of the Landfill and the Business.  The Company shall have the right to require that access and testing be conducted on weekends or after normal business hours and shall have the right to limit access to employees to only those who are designated by the Company.  In addition to the terms of any access agreement, Buyer agrees to return the Real Property in all material respects to its condition as of the date of this Agreement to the extent there are any material alterations to the Real Property attributable to its exercise of its rights pursuant to this Section 6.2, and Buyer shall indemnify and save harmless the Company from any damage caused as a result of Buyer’s activities under this Section 6.2 and all costs of returning the Real Property to such condition as it existed prior to Buyer’s activities under this Section 6.2.  If Buyer does not promptly perform such work, the Company shall have the right to perform, or cause to be performed, such work and to obtain reimbursement for the costs of such work (including legal and consulting fees) from Buyer, which costs shall be payable by Buyer to the Company upon demand.

6.3   Insurance Policies of RSG and its Affiliates.  Buyer acknowledges that the Company has in the past been insured under corporate insurance policies maintained by RSG and/or one or more of its Affiliates.  Buyer further acknowledges that RSG and its Affiliates shall have no obligation to maintain any such policies and covenants not to make any claims under any such insurance policies of RSG and its Affiliates. All rights under any insurance policies of RSG and its Affiliates, including any cash surrender value under any such insurance policies shall inure solely to the benefit of RSG and its Affiliates.  Furthermore, Buyer shall have no right under any prior title insurance policies and commitments, deeds and surveys covering any Real Property issued to, on behalf of or for the benefit of RSG or any of its Affiliates.

6.4   Title Insurance and Survey.

(a)   Buyer has received a title commitment (the “Title Commitment”) issued by the Title Company for the issuance of an ALTA policy of title insurance for each parcel of Real Property (each, a “Title Policy”). The Title Commitment is described on Schedule 6.4(a) and has been reviewed and approved by Buyer.  The base premium (and any extra cost for any deletions, modifications or endorsements) for each Title Policy shall be paid for by Buyer at the Closing.

(b)   Buyer has received a survey of the Owned Real Property (the “Survey”) prepared by a registered land surveyor or engineer.  The Survey is described on Schedule 6.4(b) and has been reviewed and approved by Buyer.  The cost of the Survey shall be paid for by Buyer at the Closing.

(c)   Except for any Title Requirements, any matters shown and disclosed in the Title Commitment and Survey, including any Encumbrances (except for Blanket Liens), encroachments, overlaps, boundary disputes or gaps shall, from and after the date hereof, be deemed approved by Buyer and shall constitute Permitted Encumbrances under this Agreement.

6.5   Fees and Expenses.

(a)   Except as otherwise provided in this Agreement, whether or not the Transactions shall be consummated, (i) Buyer will pay the aggregate of all fees, expenses and disbursements of Buyer and their agents, representatives, accountants and counsel incurred in connection with the subject matter of this Agreement and any amendments to it and all other costs and expenses incurred in the performance and compliance with all conditions to be performed by Buyer under this Agreement and (ii) Seller will pay the aggregate of all fees, expenses and disbursements of the Seller Parties and their respective agents, representatives, accountants and counsel incurred in connection with the subject matter of this Agreement and any amendments to it and all other costs and expenses incurred in the performance and compliance with all conditions to be performed by the Seller Parties under this Agreement, including legal fees, investment banking and advisory fees, accounting fees and any other out-of-pocket documented expenses (collectively, the “Seller’s Expenses”).

(b)   All transfer, documentary, sales (including any bulk sales), use, stamp, registration and other Taxes and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the Transactions, shall be paid by Buyer when due to the applicable Tax authority or remit to Seller at Closing all sales, transfer, conveyance or other Taxes associated with the transfer of the Shares to Buyer pursuant to this Agreement.

(c)   Except as may be otherwise provided in this Agreement, all costs to obtain the Title Commitment and all Title Policy premiums, fees and costs and all other closing costs related to the Real Property in connection with the consummation of the Transactions shall be borne by Buyer.

6.6   Contact with Government Officials, Customers and Employees.  Upon the request of Buyer, the Seller Parties shall use their commercially reasonable efforts to cooperate with Buyer in making contact with the appropriate Governmental Authorities, customers and other third parties as may be reasonably necessary to obtain all consents to the consummation of the Transactions, if any, listed on Schedule 7.1(b) to the Asset Purchase Agreement.  Buyer acknowledges and agrees that it shall not contact any of the Company’s customers prior to the Closing; provided, however, that within 10 Business Days prior to the scheduled date of the Closing, Buyer may contact customers of the Company that are counterparties to Material Chambers Disposal Contracts for customary due diligence or transitional purposes.  Buyer further agrees that, without the prior written consent of the Company, which shall not be unreasonably withheld or delayed, it will not contact any Company Employees (including managers, supervisors and other key personnel to the management and operations of the Landfill or the Business) prior to the Closing; provided, however, that the Company shall make reasonably available to Buyer all of the Company’s non-management employees (and their respective Employee Records) who are employed in connection with the operations of the Landfill and the Business no later than 10 Business Days prior to the scheduled Closing Date and shall make reasonably available to Buyer all of the Company’s management employees who are employed in connection with the operations of the Landfill or the Business no later than 20 Business Days prior to the scheduled Closing Date.

6.7   Public Announcements.  RSG and Buyer shall mutually agree on a form of press release to be issued in connection with the Asset Purchase Agreement, this Agreement and the Transactions.  Except as otherwise required by Applicable Law or the rules of the New York Stock Exchange, the parties agree that, prior to the Closing, no press release, written communication, public announcement, statement or filing shall be issued or made by any Seller Party, on the one hand, or Buyer, on the other hand, containing information regarding the Asset Purchase Agreement, this Agreement or the Transactions (including the fact that the Transactions are being discussed or the terms of the Transactions) without the prior written approval of both RSG and Buyer, which approval may not be unreasonably withheld, conditioned or delayed.  The parties shall consult with each other concerning the means by which the Company’s employees, customers and suppliers and others having dealings with the Seller Parties will be informed of the Transactions.  Nothing in this Section 6.7 shall restrict Buyer’s ability to contact the parties listed or otherwise described in Section 6.6 who are permitted to be contacted pursuant to Section 6.6 with respect to the Transactions.

6.8   Governmental Approvals; Required Divestitures.

(a)    Each party shall (i) subject to Applicable Laws, promptly notify the other party of any written communication to that party from the U.S. Department of Justice, Antitrust Division or any other Governmental Authority relating to this Agreement and, subject to Applicable Laws, permit the other party to review in advance any proposed written communication to any of the foregoing relating to this Agreement, (ii) to the extent permitted by Applicable Laws, not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning this Agreement or the Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at any such meeting or discussion and (iii) to the extent permitted by Applicable Laws, furnish the other party with copies of all correspondence, filings and communications between them and their Affiliates and their respective representatives, on the one hand, and any government or regulatory authority or members or their respective staffs, on the other hand, with respect to this Agreement and the Transactions.

(b)    Buyer undertakes and agrees to make any asset divestitures required and take any other actions necessary in order to obtain  the consent of the U.S. Department of Justice (the “DOJ”) to Buyer’s purchase of the Shares and the consummation of the Transactions (the “DOJ Consent”).

6.9   Removal of Identification.  Within 6 months after the Closing, Buyer shall cause the Company to remove or otherwise conceal all visible usage of the Retained IP on all assets owned or used by the Company.

6.10   Further Assurances.  From time to time on and after the Closing and without further consideration except as provided in this Agreement, the parties hereto shall each deliver or cause to be delivered to any other party or parties hereto, at such times and places as shall be reasonably requested, such additional instruments as such other party or parties may reasonably request for the purpose of carrying out this Agreement and the Transactions, including the execution and delivery of documents or instruments of sale, assignment, transfer or assumption to effectuate the transfer of the Excluded Assets from the Company to Seller or its designee and the assumption by Seller or its designee of the Excluded Liabilities.  The Seller Parties, also without further consideration, agree to cooperate with Buyer and to use the Seller Parties’ commercially reasonable efforts to have their officers and employees cooperate on and after the Closing Date in furnishing to Buyer or its advisors (a) information requested by Buyer with respect to the Company, the Landfill or the Business and (b) information and other assistance in connection with obtaining all necessary Permits (including Environmental Permits) and approvals and in connection with any third-party actions, proceedings, arrangements or disputes of any nature with respect to the Company, the Landfill and the Business, provided, however, that these obligations shall not apply to disputes among the parties and that the Seller Parties shall not be required to expend any sum of money toward such efforts beyond commercially reasonable and typical overhead expenditures and commercially reasonable outside counsel and adviser fees and costs.  Buyer, also without further consideration, agrees to cooperate with the Seller Parties and to use Buyer’s commercially reasonable efforts to have its officers and employees cooperate on and after the Closing Date in furnishing to the Seller Parties or their advisors information and other assistance (including reasonable access to the Landfill and the Business) in connection with any third-party actions, proceedings, arrangements or disputes of any nature with respect to the Landfill and the Business, provided, however, that this obligation shall not apply to disputes among the parties and that Buyer shall not be required to expend any sum of money toward that end beyond commercially reasonable and typical overhead expenditures and commercially reasonable outside counsel and adviser fees and expenses.

6.11   Blanket Lien Releases.  The assets of the Company are encumbered by blanket liens in favor of various lenders to the Company and/or the other Seller Parties (the “Blanket Liens”), all of which liens will be released concurrently with the Closing.  Within 60 days after the Closing Date, Seller shall deliver evidence to Buyer of the release of any security interests reflecting such Blanket Liens.

6.12   Restrictive Covenants.  Each of the Seller Parties, for itself and on behalf of its Affiliates, covenants and agrees as follows:

(a)    For the period commencing on the date hereof and terminating on the 2nd anniversary of the Closing Date, neither RSG nor Seller nor any of their respective Affiliates (other than the Company) will (i) solicit any municipal solid waste disposal business from any Chambers Disposal Accounts or (ii) solicit from any counterparty to a Landfill Operating Contract or Government Contract, the disposal services provided by the Company under such Contract, provided, however, that, subject to Section 6.12(b) below, the foregoing restrictions set forth in this Section 6.12 shall not prohibit RSG, Seller or any of its Affiliates from (A) accepting disposal business from customers willing to pay the posted gate disposal fees (without providing any broker, trucking or other refund, deduction, credit or discount of any kind), (B) responding to, or executing a contract with any customer solicited through, a request for proposals or other bidding process (whether public or private), (C) responding to inquiries or solicitations made by any customers (including pricing inquiries) and providing disposal services to the customers that are derived as a result of such inquiries or solicitations, or (D) continuing to do business with any customers of RSG, Seller or any of their Affiliates at locations not included in the Chambers Company Assets, so long as such business does not include the solicitation of any business included in the Chambers Disposal Accounts as of the date hereof.

(b)    Notwithstanding anything to the contrary set forth in Section 6.12(a) above, for the period commencing on the date hereof and terminating on the 1st anniversary of the Closing Date, RSG, Seller and their respective Affiliates agree not to accept any municipal solid waste disposal business from any Chambers Disposal Accounts; provided, however, that the foregoing restriction set forth in this Section 6.12(b) shall not prohibit RSG, Seller or any Affiliate from accepting disposal business in the event that the customer with respect to such Chambers Disposal Account asserts that any of the key disposal terms offered by the Company, Buyer or their Affiliates to such Chambers Disposal Account following the Closing are materially less favorable than the disposal terms in existence as of the Closing Date with respect to such Chambers Disposal Account; provided further, however, that the foregoing restrictions set forth in this Section 6.12(b) shall not prohibit RSG, Seller or any Affiliate from (i) accepting disposal business from customers willing to pay the posted gate disposal fees (without providing any broker, trucking or other refund, deduction, credit or discount of any kind), (ii) responding to, or executing a contract with any customer solicited through, a request for proposals or other bidding process (public but not private), or (iii) continuing to do business with any existing customers of RSG, Seller or any of their Affiliates at locations not included in the Chambers Company Assets, so long as such business does not include the solicitation or acceptance of any business included in the Chambers Disposal Accounts as of the date hereof.  For purposes of clarifying clause (iii) above, contracts in place as of the date hereof with existing customers of RSG, Seller or their Affiliates shall not be considered a solicitation or acceptance of existing Chambers Disposal Account business.

(c)    In addition to any other rights or remedies available to Buyer pursuant to this Agreement or any other agreement, at law or in equity, Buyer shall be entitled to injunctive relief requiring specific performance by Seller and its Affiliates of this Section and Seller, for itself and its Affiliates, consents to the entry thereof.

(d)    The Seller Parties and Buyer acknowledge that the intent of this Section 6.12 is to impose the same restrictions, limitations, conditions and exceptions that would apply pursuant to Section 6.20 of the Asset Purchase Agreement if the Chambers Company Assets were being sold under the Asset Purchase Agreement.

6.13   Employees and Employee Benefits.

(a)           Effective as of the Closing Date, Buyer shall cause the Company to continue employment of the Company Employees listed on Schedule 6.13(a) and who remain actively employed by the Company as of such date on terms (position, salary or hourly wage rate, bonus, health and welfare benefits, etc.) similar to those in effect immediately prior to Closing for similarly situated employees of Buyer and its Affiliates; provided, however, that, notwithstanding the foregoing, Buyer may cause the Company to terminate (i) up to a number of the employees of the Company listed on Schedule 6.13(a) that, when taken together with Offered Employees who are not offered employment pursuant to clause (i) of the first sentence of Section 6.10(a) of the Asset Purchase Agreement, does not exceed 5 so long as Buyer has valid business reasons (which may include any position that Buyer deems redundant or unnecessary) for doing so as reasonably approved by RSG and (ii) an unlimited number of such employees who fail to satisfy Buyer’s pre-employment screening policies (provided that Buyer shall provide RSG with a reasonably detailed description of the circumstances with respect to such failure for each such employee).  For purposes of this Agreement, any such Company Employee who is not actively at work on the Closing Date because of vacation, holiday, personal leave, sick or medical leave, maternity, paternity or other family-related leave, military leave, jury duty, bereavement leave or any other leave shall be treated in accordance with the preceding sentence.  Each such Company Employee who continues employment with the Company immediately following the Closing is referred to as a “Continuing Employee.”  Seller shall update Schedule 6.13(a) at Closing to reflect those such employees who remain actively employed by the Company as of such date (including any such employees on leave as of such date).  “Seller Benefit Plan(s)” means all “employee benefit plans” within the meaning of Section 3(3) of ERISA and any other written or oral employee benefit plan, arrangement, practice, contract, policy, or program (other than arrangements merely involving the payment of wages) which are or at any time have been established, maintained, or contributed to for the benefit of current or former Continuing Employees.

(b)           Buyer acknowledges and agrees that the Continuing Employees are entitled to the severance, retention and stay bonus obligations described on Schedule 6.13(b) (the “Assumed Severance, Retention and Stay Bonus Liabilities”) and that, as of the Closing, the Company and/or the Buyer shall jointly and severally assume the Assumed Severance, Retention and Stay Bonus Liabilities for the Continuing Employees.

(c)           Continuing Employees shall be given credit for their years of service with the Company under Buyer’s Benefit Plans.  Buyer shall take all actions reasonably necessary to ensure that all Continuing Employees are eligible to be enrolled in all applicable Benefit Plans of Buyer effective as of the Closing and are enrolled as soon as reasonably practicable following the Closing (but in no event later than 15 Business Days following the Closing Date), and shall take all actions reasonably necessary to ensure that, to the fullest extent permitted under such Benefit Plans, any applicable probationary or waiting periods, or eligibility requirements are waived with respect to Continuing Employees.  Notwithstanding the foregoing, Buyers shall take all actions reasonably necessary to ensure that all Continuing Employees are enrolled in all applicable Benefit Plans of Buyer providing health, medical and similar benefits (the “Medical Plans”) effective as of the Closing and shall take all actions reasonably necessary to ensure that any probationary or waiting periods, eligibility requirements, applicable under any such Medical Plans are waived with respect to the Continuing Employees.

(d)     Buyer is not assuming any of the Seller Benefit Plans.

(e)     Sellers shall take all necessary action to cease participation by the Company and all Company Employees’ in Sellers or its Affiliates’ Benefit Plans and to assure that the Company will not be a sponsor of or participate in or maintain any Benefit Plans.

6.14   Certain Other Matters.  The Seller Parties and Buyer hereby acknowledge and agree as follows: (a) Buyer has conducted an independent investigation of the Company, the Landfill and the Business and, except for the representations, warranties, covenants and obligations of the Seller Parties expressly set forth in this Agreement, is purchasing the Shares on an “as-is, where-is” basis, (b) except as expressly set forth in Article III, the Seller Parties make no representations or warranties, express or implied, at law or in equity, in respect of the Shares or otherwise in connection with this Agreement including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed, (c) except as expressly set forth in Article III, Buyer has not relied on any representations or warranties by or on behalf of the Seller Parties in connection with its execution of this Agreement or the consummation of the Transactions, and any such other representations or warranties shall not be implied at law or in equity, (d) except as expressly set forth in Article IV, Buyer makes no representations or warranties, express or implied, at law or in equity, in connection with this Agreement, and any such other representations or warranties are hereby expressly disclaimed, and (e) except as expressly set forth in Article IV, the Seller Parties have not relied on any representations or warranties by or on behalf of Buyer in connection with their execution of this Agreement or the consummation of the Transactions, and any such other representations or warranties shall not be implied at law or in equity.  The terms and provisions of this paragraph shall survive the Closing hereunder.

6.15   Exclusivity Period.  Following the date of this Agreement through the Closing Date (the “Exclusivity Period”), neither the Seller Parties nor any of their respective Affiliates shall initiate, solicit, negotiate, encourage or provide information to facilitate, and neither the Seller Parties nor any of their respective Affiliates shall, and shall use its or their reasonable efforts to cause any officer, director or employee of the Seller Parties and their respective Affiliates, or any counsel, accountant, investment banker, financial advisor or other agent retained by it or them not to, initiate, solicit, negotiate, encourage or provide information to facilitate, any proposal or offer to acquire all or any substantial part of the Shares or the Company’s assets, including the Landfill, whether for cash, securities or any other consideration or combination thereof (any such transactions being referred to herein as an “Acquisition Transaction”), nor shall the Seller Parties or any of their respective Affiliates enter into or  consummate any agreement or commitment with respect to an Acquisition Transaction; provided, however, that the foregoing obligations of the Seller Parties pursuant this Section 6.15 and the Exclusivity Period shall immediately terminate and be of no further effect upon the earlier to occur of any of the following: (a) the right of RSG to terminate the Asset Purchase Agreement pursuant to Section 8.1(d) of the Asset Purchase Agreement is triggered; (b) the right of Buyer to terminate the Asset Purchase Agreement pursuant to Section 8.1(c) of the Asset Purchase Agreement is triggered; or (c) the DOJ at any time indicates to RSG and Buyer verbally or in writing that the DOJ Consent is being withheld or materially delayed.

6.16   Notice of Developments.  The Seller Parties shall promptly notify Buyer of any facts, circumstances or matters arising after the date of this Agreement that any Seller Party becomes aware of that could reasonably be expected to have a Sellers’ Material Adverse Effect.  The parties hereto agree to give prompt notice to each other of, and to use commercially reasonable efforts to remedy, (a) the occurrence or failure to occur of any event which occurrence or failure to occur would be likely to cause any of its or their representations or warranties in this Agreement to be untrue or inaccurate in any material respect at the Closing Date (with respect to the Seller Parties, after giving effect to Section 6.9 of the Asset Purchase Agreement), and (b) any material failure on its or their part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or them hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.16 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.  During the period between the date hereof and the Closing Date, Seller shall provide written notice to Buyer in the event that the Company receives notice of the loss or termination of any Material Chambers Disposal Contract.

6.17   Certain Deliveries by Seller and Buyer.

(a)    At the Closing or as promptly as reasonably practicable thereafter, Seller shall use its commercially reasonable efforts to deliver to Buyer certificates of recent date (with respect to the Closing) as to the good standing of each Seller Party.

(b)    At the Closing or as promptly as reasonably practicable thereafter, Buyer shall use its commercially reasonable efforts to deliver to Seller certificates of recent date (with respect to the Closing) as to the good standing of Buyer.

6.18   General Release by Seller and RSG.  Each of Seller and RSG hereby fully releases and discharges the Company and its directors, officers, agents and employees from all rights, claims and actions, known or unknown, of any kind whatsoever, which such Seller Party now has against the Company and its directors, officers, agents and employees, arising out of or relating to events arising prior to or on the Closing Date, except for the obligations of the Company arising after the Closing under this Agreement.  Specifically, but not by way of limitation, each Seller Party waives any right of indemnification, contribution or other recourse against the Company which it now has or may hereafter have against the Company with respect to representations, warranties or covenants made in this Agreement by the Company.

6.19   Tax Returns.

(a)    Seller shall timely prepare and file, or cause to be timely prepared and filed, all Tax Returns of the Company for all Tax periods ending on or prior to the Closing Date and timely pay, or cause to be paid, when due, all Taxes relating to such returns.  All such Tax Returns shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable law.  Neither Buyer nor any Affiliate of Buyer shall amend, refile or otherwise modify, or cause or permit the Company to amend, refile or otherwise modify, any Tax election or Tax Return with respect to any taxable period (or portion of any taxable period), ending on or before the Closing Date without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed.

(b)         Buyer shall timely prepare and file, or cause to be timely prepared and filed, all Tax Returns of the Company for taxable periods that begin before and end after the Closing Date (“Straddle Periods”), and timely pay, or cause to be paid, when due, all Taxes relating to such returns.  All such Tax Returns shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable law.  Buyer shall provide, or cause to be provided, to Seller a substantially final draft of each such Tax Return with respect to which Seller may be responsible for the payment of any Tax at least 30 days prior to the due date, giving effect to extensions thereto, for filing such Tax Return, for review by Seller.  Seller shall notify Buyer of any reasonable objections Seller may have to any items set forth in such draft Tax Return and Buyer and Seller agree to consult and resolve in good faith any such objection and to mutually consent to the filing of such Tax Return.  At least 10 days prior to the due date for such Tax Returns, giving effect to extensions thereto, Seller shall pay to Buyer the amount of Taxes for which Seller is responsible under Section 9.2 of the Asset Purchase Agreement, giving effect to Section 6.19(c) below.

(c)         For the sole purpose of appropriately apportioning any Taxes relating to a Straddle Period, such apportionment shall be made assuming that the Company had a taxable year that ended at the close of business on the Closing Date.  In the case of property Taxes and similar Taxes which apply ratably to a taxable period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date (i.e., the portion that is a Pre-Closing Period) shall equal the Tax for the period multiplied by a fraction, the numerator of which shall be the number of days in the period up to and including the Closing Date, and the denominator of which shall be the total number of days in the period.

6.20   Code Section 338(h)(10) Election and Allocation.

(a)    At Buyer’s request, Seller (or the parent of the consolidated group that includes Seller) and Buyer shall join in making an election under Code §338(h)(10) (and any corresponding elections under state, local, or foreign tax law) (collectively a “§338(h)(10) Election”) with respect to the purchase and sale of the Shares hereunder.

(b)    In the event of a §338(h)(10) Election, the parties agree that the portion of the Purchase Price allocated to the Shares under Section 1.6 of the Asset Purchase Agreement and the liabilities of the Company (plus other relevant items) will be allocated among the assets of the Company for all purposes (including Tax and financial accounting purposes) as determined by Seller and Buyer in accordance with Section 338 of the Code and the Treasury Regulations promulgated thereunder.  Buyer, the Company, and Seller shall file all Tax Returns (including amended returns and claims for refund) and information reports, including Internal Revenue Service Forms 8023 and 8883, in a manner consistent with an allocation determined in accordance with these provisions.

6.21   Refunds.  Seller shall be entitled to any refunds, credits or other receivables of the Company against or relating to Taxes to the extent for, attributable to or arising in Pre-Closing Periods, except to the except such refunds, credits or other receivables are taken into account in the determination of the Actual True-Up Amount under the Asset Purchase Agreement. The Company agrees to file or cause to be filed or permit Seller to file all Tax Returns (including amended Tax Returns) or other documents claiming any such refunds or credits to which Seller is entitled pursuant to this Section 6.21, provided that no such Tax Returns (other than a Tax Return involving only RSG and/or members of its consolidated tax group) shall be filed without the consent of Buyer, which consent shall not be unreasonably withheld or delayed.  The Company shall permit Seller to control the prosecution of any such refund claim, provided that no such claim (other than a claim involving only RSG and/or members of its consolidated tax group) shall be settled without the consent of Buyer, which consent shall not be unreasonably withheld or delayed.

6.22   Tax Contests.

(a)    For periods following the Closing, Buyer shall promptly notify Seller in writing of any proposed assessment or the commencement of any Tax audit or administrative or judicial proceeding or any demand or claim on Buyer, its Affiliates or the Company that, if determined adversely to the taxpayer or after the lapse of time, could be grounds for indemnification by Seller under Section 9.2 of the Asset Purchase Agreement.  Such notice shall contain factual information (to the extent known to Buyer, its Affiliates or the Company) describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any taxing authority in respect of any such asserted Tax liability.  If Buyer fails to give Seller prompt notice of an asserted Tax liability as required by this Section 6.22, then Seller shall not have any obligation to indemnify for any loss arising out of such asserted Tax liability, but only to the extent that failure to give such notice results in a detriment to Seller.

(b)    In the case of a Tax audit or administrative or judicial proceeding (a “Tax Contest”) that relates solely to taxable periods ending on or before the Closing Date, Seller shall have the sole right, at its expense, to control the conduct of such Tax Contest; provided, however, that if settlement of such a Tax Contest could affect Buyer’s or the Company’s liability for Taxes for which Buyer is responsible under this Agreement, such settlement shall not be agreed to by Seller without the consent of Buyer, which consent will not be unreasonably withheld or delayed.  In the case of Tax Contests covering multiple periods, including one or more taxable period ending on or before the Closing Date and one or more other taxable period beginning after the Closing Date, Seller shall have the sole right, at its expense, to control the portion of such Tax Contests that relates to taxable periods ending on or before the Closing Date, and Buyer shall have the sole right, at its expense, to control the portion of such Tax Contests that relates to taxable periods beginning after the Closing Date; provided, however, that if settlement of all or any portion of such any such Tax Contest by the party controlling it could affect Taxes for which the other party (Buyer or Seller, as the case may be) is responsible under this Agreement, such settlement shall not be agreed to by the party controlling such Tax Contest without the consent of such other party, which consent shall not be unreasonably withheld or delayed.

(c)    With respect to Tax Contests that relate to Straddle Periods, Seller and Buyer shall cooperate and shall jointly control such Tax Contests, each at its own expense.  Buyer shall cause the Company to cooperate in such Tax Contests.  No Tax Contest relating to a Straddle Period may be settled or compromised without the consent of both Buyer and Seller, which consent shall not be unreasonably withheld or delayed.

6.23   Cooperation.

(a)    Buyer, the Company and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns of the Company and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of books, records and information that are reasonably relevant to any such Tax Returns, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Company and Seller agree (i) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Company or Seller, as the case may be, shall allow the other party to take possession of such books and records.

(b)    Buyer and Seller further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

6.24   Prorations and Charges.  Seller shall (or shall cause the Company to) pay all Taxes and assessments relating to the Owned Real Property for any Tax year prior to the real estate Tax year in which the Closing occurs shall be paid in full on or before the Closing Date or deposit (or cause the Company to deposit) in escrow with the Title Company for payment to the relevant Tax authority an amount sufficient to fully discharge the same.  Real Property Taxes for the current Tax year shall be prorated between Seller and Buyer as of the Closing Date on a daily, pro-rata basis based upon the latest available estimates of the amount thereof or the actual amount of such Taxes.  In the event that the actual amount of any such Taxes for an applicable Tax period is not known as of the Closing Date, the proration of such Taxes shall be made based upon the latest available Tax figures, and when the actual Tax bills for such Taxes for the applicable Tax period is received by either Buyer (or  the Company) or Seller, such party shall provide notice of its receipt and a copy of such bills to the other and, if necessary, they shall thereafter promptly make a cash settlement based upon the actual Tax bills.  In addition, all other operating expenses associated with the Owned Real Property shall be prorated as of the Closing Date.

6.25   Condemnation or Casualty.  If prior to the Closing, the Owned Real Property or any part thereof is subject to an eminent domain or condemnation proceeding or any improvement thereon is damaged by fire, flood or other casualty, Sellers shall give written notice thereof to Buyer, and Buyer shall be entitled to any condemnation award or insurance proceeds resulting from any such event. At the Closing, Seller shall and shall cause the Company to execute and deliver all documents reasonably requested by Buyer to effectuate such assignment.  Upon any assignment of a condemnation award or insurance proceeds, all risk of collection with respect thereto shall be on Buyer and not Seller.

6.26   Seller Parties’ Representative. In order to administer efficiently the rights and obligations of the Seller Parties under this Agreement, each Seller Party hereby designates and appoints RSG as such Seller Party’s representative (the “Seller’s Representative”) to serve as Seller Parties’ agent and attorney-in-fact for the limited purposes set forth in this Agreement.  Each Seller Party hereby appoints Seller’s Representative as such Seller Party’s agent, proxy and attorney-in-fact, with full power of substitution, for all purposes set forth in this Agreement, including the full power and authority on such Seller Party’s behalf: (i) to consummate the transactions contemplated by this Agreement; (ii) to disburse any funds received hereunder to the Seller Parties; (iii) to execute and deliver on behalf of each Seller Party any amendment of or waiver under this Agreement, and to agree to resolution of all claims hereunder; (iv) to retain legal counsel and other professional services, at the expense of the Seller Parties, in connection with the performance by Seller’s Representative of this Agreement including all actions taken on behalf of Seller Parties as Indemnifying Party pursuant to Article IX of the Asset Purchase Agreement; and (v) to do each and every act and exercise any and all rights which such Seller Party is permitted or required to do or exercise under this Agreement and the other agreements, documents and certificates executed in connection herewith.  Each Seller Party agrees that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of Seller’s Representative and shall survive the bankruptcy or other incapacity of any Seller Party.  Each Seller Party hereby agrees that any amendment or waiver under this Agreement, and any action taken on behalf of the Seller Parties to enforce the rights of the Seller Parties under this Agreement, and any action taken with respect to any claim subject to indemnification by any Seller Party pursuant to Article IX of the Asset Purchase Agreement (including any action taken to object to, defend, compromise or agree to the payment of such claim), shall be effective if approved in writing by Seller’s Representative, and that each and every action so taken shall be binding and conclusive on each Seller Party, whether or not such Seller Party had notice of, or approved, such amendment or waiver.

ARTICLE VII

CLOSING CONDITION; TERMINATION OF AGREEMENT

7.1     Closing under the Asset Purchase Agreement.  The respective obligations of each of the parties to effect the Transactions are subject solely to the satisfaction or waiver of the conditions set forth in clauses (b)(i) and (ii) of paragraph 7 of the Closing Side Letter.

7.2    Termination.  This Agreement may be terminated or abandoned solely as set forth in Article VIII of the Asset Purchase Agreement.  Any termination or abandonment of this Agreement shall have the effect specified in Section 8.2 of the Asset Purchase Agreement based on the applicable provision in Section 8.1 of the Asset Purchase Agreement giving rise to the termination of the Asset Purchase Agreement and this Agreement.

ARTICLE VIII

NONDISCLOSURE

8.1     Nondisclosure by Buyer.  Buyer recognizes and acknowledges that, in connection with the Transactions, the Seller Parties have provided to Buyer and will provide to it prior to the Closing Date Confidential Information of Seller and the Company, including lists of customers, operational policies and pricing and cost policies that are valuable, special and unique assets of the Seller Parties.  Buyer agrees that it will not, except as may be required by law or valid legal process, disclose such Confidential Information to any Person for any purpose or reason whatsoever, prior to the Closing Date except to authorized representatives of Buyer, unless such information is or becomes known to the public generally through no fault of Buyer.  The provisions of this Section 8.1 shall apply at all times prior to the Closing Date and for a period of one year following the earlier of (i) the Closing Date and (ii) termination of this Agreement without a Closing having occurred.

8.2     Confidential Information.  Neither Seller or RSG nor any of their respective Affiliates shall at any time subsequent to the Closing, except as explicitly requested by Buyer or as otherwise provided in this Agreement, use for any purpose or disclose to any Person any Confidential Information relating primarily to the Company, the Landfill, the Business or the Chambers Company Liabilities, all such information being deemed to be transferred to Buyer under this Agreement.  For purposes of this Agreement, “Confidential Information” shall mean proprietary, non-public information relating primarily to the Company, the Landfill, the Business or the Chambers Company Liabilities.  The foregoing provisions shall not apply to any information which is or relates to an Excluded Asset or to the Excluded Liabilities or which relates to Tax matters of Seller or RSG.  Both the Seller Parties and Buyer shall maintain Confidential Information that relates to Excluded Liabilities in duplicate.  If, at any time after the Closing, Seller or RSG should discover that they are in possession of any records and files containing the Confidential Information of Buyer or the Company, then the party making such discovery shall immediately turn such records and files over to Buyer, which shall upon request make available to the surrendering party any information contained therein which is not Confidential Information.  Seller and RSG agree that they will not assert a waiver of loss of confidential or privileged status of the information based upon such possession or discovery.

8.3     Equitable Relief for Violations.  The parties acknowledge that an irreparable injury may result to the non-violating party and its business in the event of a breach by the violating party of any provision in this Article VIII.  The parties also acknowledge and agree that the damages or injuries that a non-violating party sustains as a result of such a breach are difficult to ascertain and money damages alone may not be an adequate remedy to a non-violating party.  The parties therefore expressly agree that if a controversy arises concerning the rights or obligations of a party under this Article VIII, such rights or obligations shall be enforceable by a court decree of specific performance and a non-violating party shall also be entitled to any injunctive relief from the court pursuant to Article X necessary to prevent or restrain any such breach.  Such relief shall be granted without the necessity of a showing of irreparable harm and without the posting of a bond or other security.  Such relief, however, shall be cumulative and non-exclusive and shall be in addition to any other remedy to which the parties may be entitled in accordance with this Agreement

ARTICLE IX

DEFINITIONS

As used in this Agreement, the following capitalized terms shall have the meanings given to them below:

“Acquisition Transaction” has the meaning specified in Section 6.15.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlled by, controlling or under common control with such Person.  For purposes of this definition, a Person shall be deemed to control another Person if such first Person directly or indirectly owns or holds 10% or more of the ownership interest in such other Person.

“Affiliated Group” means an affiliated group as defined in Code Section 1504(a) or any similar group defined under a similar provision of state or local Tax law.

“Agreement” has the meaning specified in the introductory paragraph of this Agreement.

“Antitrust Division” means the Antitrust Division of the United States Department of Justice.

“Applicable Laws” means all federal, state, local and foreign statutes, laws, rules, regulations, orders, ordinances (including zoning restrictions and land use requirements and Environmental Laws and regulations) and all administrative and judicial judgments, rulings, decisions and orders applicable to Seller, Buyer, the Company, the Landfill or the Business.

“Asset Purchase Agreement” has the meaning specified in the Recitals.

“Assumed Severance, Retention and Stay Bonus Liabilities” has the meaning specified in Section 6.13(b).

“Blanket Liens” has the meaning specified in Section 6.11.

“Business” has the meaning specified in the Recitals.

“Business Day” means any day that is not a Saturday, a Sunday or any other day on which banks are authorized or required by law to be closed in New York, New York.

“Buyer” has the meanings specified in the introductory paragraph of the Agreement.

“Buyer’s Disclosure Schedules” means the schedules to the specific Sections of the Agreement delivered by Buyer to Seller.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning specified in the Recitals.

“Chambers Company Liabilities” has the meaning specified in Section 1.5.

“Shares” has the meaning specified in the Recitals.

“Confidential Information” has the meaning specified in Section 8.2.

“Confidentiality Agreement” has the meaning specified in Section 6.2.

“Contract” means any agreement, contract, arrangement, understanding, lease, note, bond, mortgage, indenture, loan agreement, franchise agreement, covenant, employment agreement, license, instrument, purchase and sales order, commitment, undertaking, obligation, or other legally binding agreement, whether written or oral, and including all amendments thereto.

“Chambers Disposal Accounts” has the meaning specified in Section 1.2(c)(i).

“Chambers Disposal Contracts” has the meaning specified in Section 1.2(c)(i).

“DOJ” and “DOJ Consent” have the meanings specified in Section 6.8(b).

“Employee Records” means human resources records, employee personnel files (including all employee benefit files and employee investigation files, if applicable) and related files.

“Encumbrances” means liens, security interests, encumbrances, adverse claims, leases, rights of repurchase or purchase, rights of first refusal, pledges, voting trusts, equities and other restrictions, limitations or conditions on transfer of any nature whatsoever.

“Environmental Laws” means all Applicable Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including laws and regulations relating to workplace or worker safety and health or emissions, discharges, Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Environmental Permits” means any environmental permits, license approval, consent, or authorization issued by a federal, state, or local government or regulatory entity to the extent related to the Chambers Company Assets.

“Equipment” has the meaning specified in Section 1.2(c)(ii).

“Equipment Leases” has the meaning specified in Section 1.2(c)(ii).

“Excluded Assets” has the meaning specified in Section 1.4.

“Excluded Liabilities” has the meaning specified in Section 1.6.

“Exclusivity Period” has the meaning specified in Section 6.15.

“Fraud Claims” means indemnity claims based upon a willful, fraudulent or intentional misrepresentation or concealment of any party contained in this Agreement or Buyer’s Disclosure Schedules or Seller’s Disclosure Schedules, as applicable.

“GAAP” means United States generally accepted accounting principles applied on a consistent basis.

“Governmental Authority” means the Antitrust Division, any State of the United States of America, any local authority and any political subdivision of any of the foregoing, any multi-national organization or body, any agency, department, commission, board, bureau, court or other authority of any of the foregoing, or any quasi-governmental or private body exercising, or purporting to exercise, any executive, legislative, judicial, administrative, police, regulatory or taxing authority or power of any nature.

“Hazardous Materials” means any chemicals, pollutants, contaminants, wastes and toxic substances, including: (A) the presence of which requires reporting, investigation, removal or remediation under any Environmental Law; (B) that is defined as a “hazardous waste,” “hazardous substance,” “hazardous material,” “pollutant” or “toxic substance” under any Environmental Law; (C) that is toxic, explosive, corrosive, flammable, ignitable, infectious, radioactive, reactive, carcinogenic, mutagenic or otherwise hazardous and is regulated as such under any Environmental Law; or (D) that contains gasoline or any other petroleum product or byproduct, polychlorinated biphenyls, asbestos and urea formaldehyde.

“Hold Separate Period” means the period beginning on December 4, 2008 and ending on the Closing Date pursuant to and in accordance with the Republic/Allied Consent Decree.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

“Indebtedness” means, as to any Person, all obligations for payment of principal, interest, penalties and collection costs related thereto, and other similar obligations (including any capitalized lease obligations) provided, however, that Indebtedness shall not include any Landfill Liabilities.

“IP Rights” means all intangible rights and property, including all customer information and symbols, trademarks, service marks, logos and trade names, but expressly excluding the Retained IP.

“Landfill” has the meaning specified in the Recitals.

“Landfill Liabilities” has the meaning specified in the Section 1.5(c).

“Leased Real Property” has the meaning specified in Section 1.2(a).

“Liabilities” means any claims, obligations, damages, actions, suits, Proceedings, demands, assessments, adjustments, penalties, losses, debts, costs and expenses and any other liabilities of any kind or nature whatsoever (including court costs, reasonable attorneys’ and expert witness fees and expenses, consulting fees and expenses of investigation), whether equitable or legal, matured or contingent, known or unknown, foreseen or unforeseen, ordinary or extraordinary, patent or latent, asserted or unasserted, liquidated or unliquidated, accrued or unaccrued or due or to become due, and expressly including punitive damages, consequential damages, treble damages and any damages as a result of or relating to a loss of profits.

“Material Chambers Disposal Contract” has the meaning specified in Section 3.7(a).

“Medical Plans” has the meaning specified in Section 6.13(c).

“Organizational Documents” means the certificates or articles of incorporation, certificates of formation or articles of organization and the bylaws, LLC operating agreements or partnership agreements, as applicable, of any Person.

“Owned Real Property” has the meaning specified in Section 1.2(a).

“Permits” means any permits, grants, filings, notices of intent, exemptions, licenses, authorizations, registrations, franchises, consents, approvals and related applications of every kind from or with any federal, state, local or foreign government or regulatory authorities or industrial bodies, including all FCC radio licenses or call signs to the extent related to the Chambers Company Assets.

“Permitted Encumbrances” means: (i) zoning ordinances and regulations which do not materially adversely affect the Company’s use or marketability of the Owned Real Property for its current uses; (ii) Taxes and assessments, both general and special, which are a lien but are not yet due and payable at the Closing Date and (iii) easements, encroachments, Encumbrances, covenants, conditions, reservations, restrictions and other matters identified on Schedule B-II of the Title Commitment or on the Survey.

“Person” means any individual, firm, partnership, association, trust, corporation, joint venture, unincorporated organization, limited liability company, Governmental Authority or other entity.

“Pre-Closing Period” means any Tax period or portion thereof ending on or before the Closing Date (including the portion of any Straddle Period ending on the Closing Date).

“Proceedings” means any claim, investigation, litigation, action, suit or proceeding, formal arbitration, informal arbitration or mediation, administrative, judicial or otherwise.

“Real Estate Leases” has the meaning specified in Section 1.2(c)(iii).

“Real Property” has the meaning specified in Section 1.2(a).

“Records” means all of the Company’s (i) operating records, customer records, maintenance files, engineering studies, plans and specifications to the extent related to any Chambers Company Assets (in whatever format they exist, whether in hard copy or electronic format) and (ii) Employee Records related to employees of the Company who are employed by the Company immediately following the Closing, but excluding past e-mails that are not part of such files, documents, books and records and that instead may be stored on servers or networks of Seller or are otherwise included in the Excluded Assets.

“Release” means release, spill, leak, discharge, dispose of, pump, pour, emit, empty, inject, leach, dump or allow to escape into or through the environment.

“Republic/Allied Consent Decree” means that certain Proposed Final Judgment in U.S. et. al v. Republic Services, Inc. and Allied Waste Industries, Inc. and the Hold Separate Stipulation and Order (Civil Action No.: 1:08-cv-02076-RWR) as filed on December 4, 2008 in the District Court for the District of Columbia.

“Retained IP” means any and all symbols, trademarks, service marks, logos, trade names and other IP Rights of the Company that are not listed on Schedule 1.2(c)(v).

“Seller” has the meaning specified in the introductory paragraph of the Agreement.

“Seller Party” and “Seller Parties” have the meanings specified in the introductory paragraph of this Agreement.

“Seller’s Expenses” has the meaning specified in Section 6.5(a).

“Seller’s Representative” has the meaning specified in Section 6.24.

“Shares” has the meaning specified in the Recitals.

“Straddle Period” has the meaning specified in Section 6.19(b).

“Survey” has the meaning specified in Section 6.4(b).

“Tax” or “Taxes” means any federal, state, local, foreign, and other income, gross receipts, sales, use, ad valorem, transfer, franchise, real property, profits, payroll, withholding, unemployment, excise, customs, duties and other taxes, fees, assessments and charges of any kind whatsoever, together with any interest and any penalties and additions to tax with respect thereto and any Liability for such amounts as a result of being a member of an affiliated, consolidated, combined or unitary group.

“Tax Contest” has the meaning specified in Section 6.22(b).

“Tax Returns” means any report, statement, form, return or other document or information required to be supplied to a taxing authority in connection with Taxes.

“Title Commitment” has the meaning specified in Section 6.4(a).

“Title Company” means Stewart Title Guaranty Company.

“Title Policy” has the meaning specified in Section 6.4(a).

“Title Requirements” means those matters shown on Schedule B-I of the Title Commitment.

“Transactions” means the purchase by Buyer of the Shares from Seller and the other related transactions contemplated by this Agreement.

ARTICLE X

GENERAL

10.1   General.  Except as provided in Article VIII, the parties agree that any disputes arising out of or related in any way to this Agreement, including a breach of this Agreement, shall be brought exclusively in the state or federal courts located in Wilmington, Delaware.  By execution and delivery of this Agreement, with respect to any dispute, each of the parties knowingly, voluntarily and irrevocably (a) consents, for itself and in respect of its property, to the exclusive jurisdiction of these courts, (b) waives any immunity or objection, including any objection to personal jurisdiction or the laying of venue or based on the grounds of forum non conveniens, which it may have from or to the bringing of the dispute in such jurisdiction, (c) waives any personal service of any summons, complaint or other process that may be made by any other means permitted by the State of Delaware, (d) waives any right to trial by jury, (e) agrees that any such dispute will be decided by court trial without a jury, (f) understands that it is giving up valuable legal rights under this Section 10.1, including the right to trial by jury, and that it voluntarily and knowingly waives those rights and (g) agrees that any party to this Agreement may file an original counterpart or a copy of this Section 10.1 with any court as written evidence of the consents, waivers and agreements of the parties set forth in this Section 10.1.

10.2   Assignment; Binding Effect; Amendment.  This Agreement and the rights of the parties under it may not be assigned (except by operation of law) by Seller without the prior written consent of Buyer or by Buyer without the prior written consent of Seller.  This Agreement shall be binding upon and shall inure to the benefit of the parties and their successors and permitted assigns.  This Agreement may be modified or amended only by a written instrument executed by all parties.

10.3   Counterparts.  This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.

10.4   Notices.   Notices and other communications shall be given in the manner and with the effect specified in Section 12.4 of the Asset Purchase Agreement.

10.5   Entire Agreement.  This Agreement, the other Equity Purchase Agreements, the Asset Purchase Agreement, the Closing Side Letter and the other agreements executed herewith and therewith, together with their respective exhibits and schedules, are the final, complete and exclusive statement and expression of the agreement among the parties with relation to the subject matter of this Agreement, the other Equity Purchase Agreements, the Asset Purchase Agreement, the Closing Side Letter and such other agreements.  This Agreement, the other Equity Purchase Agreements, the Asset Purchase Agreement, the Closing Side Letter and such other agreements supersede, and cannot be varied, contradicted or supplemented by evidence of, any prior or contemporaneous discussions, correspondence, or oral or written agreements of any kind, related to the subject matter hereof or thereof.

10.6   Other.  The provisions of Sections 12.5, 12.6, 12.7, 12.8 and 12.9 of the Asset Purchase Agreement and the provisions of Article XIII of the Asset Purchase Agreement are incorporated by reference.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BUYER:

WASTE CONNECTIONS, INC.

By:	/s/ Pat Shea
Name:	Pat Shea
Title:	VP, General Counsel

SELLER PARTIES:

REPUBLIC SERVICES, INC.

By:	/s/ Tim M. Benter
Name:	Tim Benter
Title:	Vice President

ALLIED WASTE NORTH AMERICA, INC.

By:	/s/ Tim M. Benter
Name:	Tim Benter
Title:	Vice President

CHAMBERS DEVELOPMENT OF NORTH CAROLINA, INC.

By:	/s/ Tim M. Benter
Name:	Tim M. Benter
Title:	Vice President

[Chambers Stock Purchase Agreement]